Exhibit II

October 22, 2024

LETTER TO THE SHAREHOLDERS OF CAPITAL CLEAN ENERGY CARRIERS CORP.

Enclosed are (i) a Notice of the Annual Meeting of Shareholders of Capital Clean Energy Carriers Corp. (the “Company”) which will be held at 3 Iassonos Street, 18537 Piraeus, Greece, on December 5, 2024 at 11:30 a.m. Greek time (the “Annual Meeting”), (ii) the Company’s Proxy Statement in connection with the Annual Meeting, and (iii) the Company’s Annual Report on Form 20-F that accompanies the Proxy Statement.

At this Annual Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect eight directors of the Company to serve until the 2025 Annual Meeting of Shareholders, and until their successors are elected and qualified (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Adoption of Proposal One with respect to each director requires the affirmative vote of a majority of the votes cast by holders of the common shares with respect to such director. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by holders of the common shares.

You are cordially invited to attend the Annual Meeting in person. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,
Gerasimos (Jerry) Kalogiratos
Director and Chief Executive Officer

CAPITAL CLEAN ENERGY CARRIERS CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

October 22, 2024

NOTICE IS HEREBY given that the annual meeting of shareholders of Capital Clean Energy Carriers Corp. (the “Company”) will be held at 3 Iassonos Str., 18537 Piraeus, Greece, on December 5, 2024, at 11:30 a.m. Greek time (the “Annual Meeting”) for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect eight directors of the Company to serve until the 2025 Annual Meeting of Shareholders, and until their successors are elected and qualified (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on November 4, 2024, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment or postponement thereof.

Shareholders of record on the record date may attend the Annual Meeting in person. If you hold your shares in street name through a brokerage firm, bank or other nominee and you wish to attend the Annual Meeting in person, you must bring proof of beneficial ownership as of the record date in order to attend in Annual Meeting in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting, you may revoke your proxy and vote in person. If you hold your shares in street name through a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares or to revoke your vote, if necessary.

BY ORDER OF THE BOARD OF DIRECTORS

Gerasimos (Jerry) Kalogiratos

Director and Chief Executive Officer

CAPITAL CLEAN ENERGY CARRIERS CORP.

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 5, 2024

PROXY STATEMENT, TIME, DATE AND PLACE OF ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board of Directors”) of Capital Clean Energy Carriers Corp., a Marshall Islands corporation (the “Company”), of proxies from our shareholders (the “Shareholders”), for use at our annual meeting of shareholders (the “Annual Meeting”) to be held at our principal executive offices at 3 Iassonos Street, 18537 Piraeus, Greece, at 11:30 a.m. Greek time, on December 5, 2024 and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Annual Meeting.

This is our first Annual Meeting of Shareholders since our conversion to a corporation. On August 26, 2024 (the “Effective Time”), we completed our conversion from a Marshall Islands limited partnership named “Capital Product Partners L.P.” (the “Partnership”) to a Marshall Islands corporation named “Capital Clean Energy Carriers Corp.” (the “Conversion”). Upon the Effective Time, among other things, (i) each common unit of the Partnership (the “Common Units”) issued and outstanding immediately prior to the Effective Time was converted into one common share, par value $0.01 per share, of the Company (the “Common Shares”) and (ii) the 348,570 general partner units of the Partnership and all of the incentive distribution rights of the Partnership, in each case outstanding as of immediately prior to the Effective Date, were converted into an aggregate of 3,500,000 Common Shares. The Common Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “CCEC”.

The Conversion is deemed a continuation of the existence of the Partnership in the form of a Marshall Islands corporation, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, the Second Amended and Restated Agreement of Limited Partnership of the Partnership (as amended, the “Partnership Agreement”) and the Certificate of Limited Partnership have terminated and no longer govern the affairs of the Partnership, but instead, the affairs of the Company are governed by the Marshall Islands Business Corporations Act, the Articles of Incorporation of the Company and the Bylaws of the Company. Capital GP L.L.C. (“CGP LLC” or the “General Partner”), the former general partner of the Partnership, no longer has management or consent rights with respect to the Partnership pursuant to the Partnership Agreement. As of the Effective Date, each of the members of the board of directors of the Partnership was appointed to serve as an initial director of the Company, until the first Annual Meeting and until their successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. The Board of Directors has formed the following Board committees: an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”), a conflicts committee (the “Conflicts Committee”) and a nominating committee (the “Nominating Committee”). In addition to the Board committees, the Board has formed an environmental, social and governance committee (the “ESG Committee”).

References in this Proxy Statement to “we,” “our,” “us” or like terms refer to (i) the Company and its subsidiaries, as the context requires, following the Conversion and (ii) the Partnership and its subsidiaries, as the context requires, prior to the Conversion. In addition, unless the context otherwise requires, references in this Proxy Statement to Common Shares or per share amounts prior to the Conversion are to Common Units or per unit amounts.

The date this Proxy Statement is being sent to the Shareholders is on or around October 22, 2024. You should review the information provided herein in conjunction with our Annual Report for the year ended December 31, 2023, which accompanies this Proxy Statement. Our principal executive offices are located at 3 Iassonos Street, 18537 Piraeus, Greece, and our telephone number is +30 210 458 4950.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any Shareholder giving the proxy so desire and such Shareholder duly revokes the proxy. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing at our headquarters a written notice of revocation or a duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation or a duly executed proxy bearing a later date is received by us at or prior to the Annual Meeting. If you hold Common Shares in street name, through a brokerage firm, bank or other nominee, and have voted by proxy, please contact your brokerage firm, bank or other nominee if you wish to change your vote.

The cost of preparing, assembling and mailing this Proxy Statement and the accompanying Annual Report, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our directors and officers may solicit proxies personally, by telephone, electronically or by other means of communication. These directors and officers will receive no compensation for soliciting proxies (other than their regular compensation). We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so.

Copies of proxy materials for the Annual Meeting will also be available on the Company’s website at www.capitalcleanenergycarriers.com.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our Shareholders will consider and vote upon the following matters:

1.	To elect eight directors to serve until the 2025 Annual Meeting of Shareholders, and until their successors are elected and qualified (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on your proxy, all Common Shares represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominee directors named below, and (b) to ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2024. The Board of Directors knows of no other business that may properly come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a Shareholder specifies a different choice by means of the Shareholder’s proxy, the Shareholder’s Common Shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

As of October 21, 2024, there were 58,387,313 outstanding Common Shares (excluding 1,551,061 Common Shares held in treasury) that are entitled to be voted at the Annual Meeting. Each Common Share is entitled to one vote on each matter submitted to Shareholders for approval at the Annual Meeting.

The Annual Meeting will be subject to the following quorum and voting requirements:

•

The attendance, in person or by proxy, of one or more Shareholders holding at least one-third of the total voting power of the outstanding Common Shares entitled to vote at the Annual Meeting shall constitute a quorum.

•

The affirmative vote of a majority of the votes cast by holders of the Common Shares represented in person or by proxy at the Annual Meeting at which there is quorum, will be required for the election of each director nominee.

•

The affirmative vote of a majority of the votes cast by holders of the Common Shares represented in person or by proxy at the Annual Meeting at which there is quorum will be required to approve the ratification of the appointment of our auditors.

In the absence of a quorum, the holders of a majority of the voting power of the outstanding Common Shares present at the Annual Meeting in person or by proxy may adjourn the meeting.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of Common Shares outstanding and the voting power of each, the number of Common Shares represented at the Annual Meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof.

Your vote is important:

•	Abstentions will be considered as shares present and entitled to vote at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

•

If your Common Shares are held in street name through a bank or broker, your bank or broker may vote your shares under certain circumstances if you do not provide voting instructions before the Annual Meeting, in accordance with New York Stock Exchange rules that govern the banks and brokers. These circumstances include “routine matters”, such as the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement. Thus, if you do not vote your Common Shares with respect to this matter, your bank or broker may vote your Common Shares on your behalf or leave your Common Shares unvoted.

•

The election of directors is not considered a “routine matter”. Thus, if you do not vote your Common Shares with respect to this matter, your bank or broker may not vote your Common Shares, and your Common Shares will be left unvoted on the matter.

“Broker non-votes” occur when Common Shares represented by proxies received from a bank or broker are not voted on a matter because the bank or broker did not receive voting instructions from the bank or broker’s customer. Broker non-votes will be treated the same as abstentions, which means the Common Shares will be deemed to be present at the Annual Meeting for purposes of determining whether a quorum exists, provided that the Common Shares have been voted on at least one matter. In tabulating the votes for any particular proposal, Common Shares that constitute broker non-votes or abstentions are not considered shares present and entitled to vote with respect to the matter on which the broker has not voted or the abstention has been received. Thus, abstentions and broker non-votes will not have an effect on such matter because they will not be counted as votes cast, but they may have an effect on whether a quorum is present.

INTERNET AVAILABILITY FOR VOTING

Following receipt of your proxy card, you may vote your Common Shares by accessing www.proxyvote.com.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Articles of Incorporation provide that our Board of Directors shall consist of not fewer than three nor more than 11 directors. Pursuant to our Shareholders’ Agreement dated August 26, 2024 (the “Shareholders’ Agreement”) with Capital Maritime & Trading Corp. (“Capital Maritime”), CGP LLC and Capital Gas Corp. (“Capital Gas” and together with Capital Maritime and CGP LLC, the “Capital Parties”), for as long as Capital Maritime and its affiliates have the right to designate for nomination for election to the Board of Directors at least one individual, the size of our Board of Directors shall be eight. Each of the following currently serves as a director: Keith Forman, Gerasimos (Jerry) Kalogiratos, Gurpal Grewal, Atsunori Kozuki, Rory Hussey, Abel Rasterhoff, Eleni Tsoukala and Dimitris P. Christacopoulos. Directors elected at meetings of Shareholders shall hold office until the next annual meeting of Shareholders, and until their successors are elected and qualified or until their earlier death, resignation, disqualification or removal.

Pursuant to the Shareholders’ Agreement, in connection with each annual meeting of Shareholders, until the date on which Capital Maritime and its affiliates cease to own at least 25% of the outstanding Common Shares, Capital Maritime and its affiliates will have the right to designate three individuals for nomination to the Board of Directors, who shall be reasonably acceptable to the Nominating Committee. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding Common Shares, Capital Maritime and its affiliates thereafter will have the right to so designate two individuals. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding Common Shares, Capital Maritime and its affiliates thereafter will have the right to so designate one individual. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime thereafter will no longer have any rights to designate individuals for nomination. For so long as Capital Maritime and its affiliates have the right to designate for nomination to the Board of Directors at least one individual pursuant to the Shareholders’ Agreement, we are required to include, and cause the Nominating Committee to include, any such individual in the slate of nominees recommended by the Nominating Committee to holders of Common Shares for election to the Board of Directors. The remaining nominees for election to the Board of Directors are nominated by the Nominating Committee. Capital Maritime and its affiliates currently own approximately 59.0% of the outstanding Common Shares. See “Security Ownership of Certain Beneficial Owners and Management” below. Capital Maritime and its affiliates have designated Gerasimos (Jerry) Kalogiratos, Gurpal Grewal and Atsunori Kozuki for nomination to the Board of Directors.

Nominees

The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of each person named below, unless the proxy contains contrary instructions. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. If the nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be nominated by the Nominating Committee.

The Nominating Committee has nominated each of the following persons for re-election as directors, to serve until the 2025 Annual Meeting of Shareholders, and until their successors are elected and qualified:

	Name	Age	Position	Committee Membership
1.	Keith Forman	66	Director and Chairman of the Board of Directors	Audit Committee (Chair) Compensation Committee Conflicts Committee ESG Committee (Chair)
2.	Gerasimos (Jerry) Kalogiratos	47	Director and Chief Executive Officer	Nominating Committee ESG Committee

	Name	Age	Position	Committee Membership
3.	Atsunori Kozuki	65	Director	ESG Committee
4.	Gurpal Grewal	78	Director
5.	Rory Hussey	73	Director	Audit Committee Compensation Committee (Chair) Conflicts Committee
6.	Abel Rasterhoff	84	Director	Audit Committee Compensation Committee
7.	Eleni Tsoukala	47	Director	Audit Committee Compensation Committee Conflicts Committee Nominating Committee (Chair)
8.	Dimitrios Christacopoulos	53	Director	Audit Committee Conflicts Committee (Chair) Nominating Committee

Biographical information with respect to each nominee is set forth below:

Keith Forman

Mr. Forman joined our Board of Directors on April 3, 2007 and has been the Chairman of our Board of Directors since October 1, 2017. From July 2022 until December 2023, Mr. Forman acted as a senior advisor to Kayne Anderson Capital Advisors, an alternative investment management firm focused on energy infrastructure and renewables. Mr. Forman served in a similar role at Industry Funds Management, an Australian fund manager investing in infrastructure projects worldwide, from 2012 to 2023. In January 2020, Mr. Forman began a fellowship at Harvard University’s Advanced Leadership Initiative which ended on December 31, 2021. Mr. Forman has held a number of executive, director and advisory positions at investment companies and publicly traded limited partnerships throughout his career. Between December 2014 and December 2017, Mr. Forman served as president and chief executive officer of the now discontinued Rentech, Inc. Mr. Forman also served as a director of the general partner of CVR Partners between April 2016 and April 2017. Between November 2007 and March 2010, Mr. Forman was a partner and chief financial officer of Crestwood Midstream Partners, a private equity-backed investment partnership active in the midstream energy market. Prior to his tenure at Crestwood, Mr. Forman was senior vice president, finance for El Paso Corporation, vice president of El Paso Field Services, and from 1992 to 2003, chief financial officer of GulfTerra Energy Partners L.P., a publicly traded limited partnership. Mr. Forman holds a B.A. degree in economics and political science from Vanderbilt University.

Gerasimos (Jerry) Kalogiratos

Mr. Kalogiratos joined our Board of Directors in December 2014. He also serves as our Chief Executive Officer since June 2015 (prior to the Conversion, as Chief Executive Officer of the General Partner), and previously served as Chief Financial Officer of the General Partner until February 28, 2018. Mr. Kalogiratos joined Capital Maritime in 2005 and was part of the team that completed the IPO of Capital Product Partners L.P. in 2007. He has also served as Chief Financial Officer and director of NYSE-listed Crude Carriers Corp. before its merger with us in September 2011. He has over 18 years of experience in the shipping and finance industries, specializing in vessel acquisition and projects and shipping finance. Before he joined Capital Maritime, he worked in equity sales in Greece. He completed his MA in European Economics and Politics at the Humboldt University in Berlin and holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom and an Executive Finance degree from the London Business School. From March 2019 to July 2021, Mr. Kalogiratos served on the board of directors of NYSE listed DSSI. Mr. Kalogiratos also serves on the board of directors of CPLP Shipping Holdings PLC.

Atsunori Kozuki

Mr. Atsunori Kozuki joined our Board of Directors on October 2, 2023. Mr. Kozuki served as Principal Project Developer and previously as General Manager for INPEX Corporation, in charge of LNG business development, marketing and shipping having established a solid LNG transportation stream for both Ichthys LNG Project and Prelude LNG Project. Mr. Kozuki has more than 36 years of experience in LNG business development, including shipping of 21 LNG carriers for chartering, owning and operation before he joined our Board of Directors. He started his career as Project Developer and then Project Manager for Nissho Iwai Corporation, where he developed new LNG projects between 1982 and 2002. From 1987 to 1990, he was a core member of the team that established an LNG Joint Venture with Pertamina. Before joining INPEX Corporation, Mr. Kozuki served from 2002 to 2003 as Executive Director and Officer of Nippon Colin Corporation and from 2003 to 2009 as a Director at Johnson & Johnson K.K., in charge of new business development and R&D in the medical sector. Mr. Kozuki holds an MSIA and an MBA from the Carnegie Mellon University School of Business and a B.A. degree in Economics from Keio University.

Gurpal Grewal

Mr. Gurpal Grewal joined our Board of Directors on November 16, 2017. Mr. Gurpal Grewal previously served as technical director of Capital Ship Management Corp. Mr. Grewal is a chartered engineer and has over 35 years of experience in new building design, construction, and supervision of bulk carriers, tankers, LPG and LNG/C vessels. He previously served as technical director for both Quintana Shipping Co. and Marmaras Navigation Ltd. Between 2004 and 2008, Mr. Grewal was a member of the board of directors and conflicts committee of Quintana Maritime Co. Between June 1998 and September 2005, Mr. Grewal served as technical director and principal surveyor for Lloyd’s Register of Shipping and Industrial Services S.A. (“Lloyd’s Register”) in Greece. Mr. Grewal was also previously employed by Lloyd’s Register in London as a senior ship and engineer surveyor in the Fleet Services Department. In addition, from 1996 to 1998, Mr. Grewal served as assistant chief resident superintendent with John J. McMullen & Associates, New York, where he supervised the new building of product tankers in Spain. Prior to 1996, Mr. Grewal served for ten years as senior engineer at Lloyd’s Register supervising the construction of new building vessels in a variety of shipyards.

Rory Hussey

Mr. Rory Hussey joined our Board of Directors on September 8, 2017. Until his retirement in 2017, Mr. Hussey served as a Managing Director of ING Bank N.V., in charge of ING’s ship finance business in Southern Europe and the Middle East. Mr. Hussey started his career with Citibank’s shipping team in 1974. He held a variety of positions within Ship Finance at Citibank and worked for 20 years in Hong Kong, New York, Taipei, and Athens. After returning to London, he headed Citi’s transportation finance syndications team. He joined ING Bank N.V. in 2001 in charge of shipping syndications before becoming head of Sales for the London Syndications team. Mr. Hussey subsequently returned to ship finance and became Managing Director of ING Bank N.V. in 2009. Mr. Hussey holds a M.Sc. (Econ) from the London School of Economics and Political Science.

Abel Rasterhoff

Mr. Rasterhoff joined our Board of Directors on April 3, 2007. Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the

Securities and Futures Authority (SFA) in London. From February 1998 to 2004, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator. From February 2001 to September 2001, Mr. Rasterhoff served as a member of the executive board and as Chief Financial Officer of Connexxion, the government owned public transport company. Mr. Rasterhoff was also on the Supervisory Board of SGR and served as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff served on the Capital Maritime Board as the chairman of the audit committee from May 2005 until his resignation in February 2007. Mr. Rasterhoff also served as a director and audit committee member of Aegean Marine Petroleum Network Inc., a company listed on the NYSE from December 2006 to May 2012. Mr. Rasterhoff holds a graduate business degree in economics from Groningen State University.

Eleni Tsoukala

Ms. Tsoukala was appointed to our Board of Directors on February 28, 2018. Ms. Tsoukala is the managing partner and founder of Tsoukala & Partners Law Firm, a leading Greek business law firm. Her legal practice includes corporate advice in cross-border and domestic transactions. Between 2004 and 2007, Ms. Tsoukala served as legal advisor to the Greek Deputy Minister of Finance. Between 2001 and 2003, Ms. Tsoukala practiced at an international law firm in London. Ms. Tsoukala holds an LL.M. degree in International Business Law from University College London and an LL.B. degree from the University of Oxford and is a qualified attorney-at-law admitted to the bar in England and Greece.

Dimitris P. Christacopoulos

Mr. Christacopoulos joined our Board of Directors on September 30, 2011, following our merger with NYSE_listed Crude Carriers, where he had served as a director since 2010. Mr. Christacopoulos currently is a Senior Partner at Octane Management Consultants, the fastest growing Greek consulting firm. He specializes in the areas of corporate strategy, finance, and performance improvement, having led more than 500 assignments for leading organizations in Europe and the US. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York. He subsequently joined Barclays Capital as the Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the bank’s Greek operations and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF EACH OF THE NOMINEES FOR ELECTION AS DIRECTOR.

Management

Set forth below is certain information concerning our executive officers who are not directors:

Name	Age	Position
Nikolaos Kalapotharakos	50	Chief Financial Officer

Nikolaos Kalapotharakos, Chief Financial Officer. Mr. Kalapotharakos has served as our Chief Financial Officer since February 28, 2018 (prior to the Conversion, as Chief Financial Officer of the General Partner). Mr. Kalapotharakos joined Capital Maritime in January 2016 as deputy Chief Financial Officer. He started his professional career in 2001 at PricewaterhouseCoopers (PwC) where he served as an external auditor specializing in shipping companies until 2007 before joining Globus Maritime Limited, a Nasdaq listed owner of drybulk vessels, where he served as its financial controller until the end of 2015. Mr. Kalapotharakos holds a BSc in Economics and Social studies in Economics from the University of Wales, Aberystwyth U.K. and an MSc in Financial and Business Economics from the University of Essex U.K.

CORPORATE GOVERNANCE

Board Responsibilities

Pursuant to the Marshall Islands Business Corporations Act, subject to the limitations of the Articles of Incorporation and of the Marshall Islands Business Corporations Act as to actions that are required to be authorized or approved by Shareholders, all corporate powers of the Company are exercised by or under the authority of, and the business and affairs of the Company are managed by, the Board of Directors.

Pursuant to our Limited Partnership Agreement, prior to the Conversion, the General Partner delegated to the Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis. The General Partner, managed our day-to-day activities consistent with the policies and procedures adopted by the Board of Directors.

We strongly encourage all directors to attend the Annual Meeting, but we have no specific policy requiring attendance by directors at such meetings.

Nomination Criteria

The Nominating Committee is responsible for identifying individuals believed to be qualified to become directors, consistent with criteria approved by the Board of Directors, and to select, or recommend to the Board of Directors, the nominees to stand for election as directors at the Annual Meeting or, if applicable, at a special meeting of Shareholders. In selecting or recommending candidates, the Nominating Committee shall take into consideration the criteria approved by the Board of Directors and such other factors as it deems appropriate. The criteria of the Board of Directors for selecting directors include such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his or her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate’s time availability for participation at meetings of the Board of Directors and its applicable committees; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board of Directors and its committees, including the candidate’s knowledge of the rules and regulations of the SEC and national stock exchanges, and accounting and financial reporting requirements; (vi) the candidate’s ability to satisfy the criteria for independence established by the SEC and national stock exchanges; and (vii) the interplay of the candidate’s experience with the experience of other members of the Board of Directors.

The Bylaws require Shareholders proposing nominations for the election of directors to give us advance notice. This does not apply to the designation of director nominees by the Capital Parties pursuant to the Shareholders’ Agreement.

Meetings and Committees of the Board of Directors

Our Board of Directors and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2023, our Board of Directors held 17 meetings and also approved certain actions by unanimous written consents. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present. During the year ended December 31, 2023, our independent directors held 3 executive sessions. Our audit committee held 4 meetings, our conflicts committee held 7 meetings and our compensation committee met once during the year ended December 31, 2023. All of our directors attended all of the meetings of the Board of Directors and the committees on which they served.

Our Board of Directors delegates various responsibilities and authority to Board committees. Committees regularly report on their activities and actions to the full Board. Prior to the Conversion, the committees of the Board of Directors were the audit committee, compensation committee and conflicts committee. The Nasdaq Global Select Market (“Nasdaq”) does not require a listed limited partnership like the Partnership to establish a nominating/corporate governance committee and due to our partnership structure prior to the Conversion, the Board of Directors determined that it was appropriate for the Partnership not to have a nominating/corporate governance committee.

Our Board of Directors has determined that each member of the Audit Committee, Compensation Committee and Conflicts Committee, is an independent director, in accordance with the standards adopted by the Nasdaq, the U.S. Securities and Exchange Commission (the “SEC”) and any other applicable laws and regulations governing independence from time to time. The Board of Directors determined that Messrs. Kalogiratos and Grewal are not independent under the Nasdaq listing rules. Mr. Kalogiratos is a member of the Nominating Committee.

Our Board of Directors has adopted written charters for all committees, as well as a Code of Business Conduct and Ethics that applies to the Company and all of its employees, directors, officers and agents. The charters for the committees of the Board of Directors and the Code of Business Conduct and Ethics are publicly available in the “Corporate Governance” section of our website at www.capitalcleanenergycarriers.com, and each is available in print, upon request and without charge, to any shareholder. Information that is contained on or may be accessed through such website is not incorporated by reference herein. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our Audit Committee currently consists of Messrs. Forman (Chair), Christacopoulos, Hussey and Rasterhoff and Ms. Tsoukala, each of whom the Board of Directors has determined is an independent director. Prior to the Conversion, our audit committee consisted of the same members, but Mr. Christacopoulos served as chair. Mr. Rasterhoff has been designated an “Audit Committee Financial Expert” under the SEC rules. The Audit Committee has powers and performs the functions customarily performed by such a committee.

The primary purpose of the Audit Committee is to assist Board of Directors’ oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) significant financial transactions and financial policy and standards, (iv) the independent auditors’ qualifications and independence, (v) the performance of the independent auditors and our internal auditing function, (vi) the independent auditors’ annual audit of our financial statements, and (vii) our systems of disclosure controls and procedures and internal controls over financial reporting. The function of the Audit Committee is oversight. Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing function are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditors, Deloitte Certified Public Accountants S.A., are responsible for planning and carrying out a proper audit of our annual financial statements and of our internal control over financial reporting and other procedures.

Compensation Committee

Our Compensation Committee currently consists of Messrs. Hussey (Chair), Forman and Rasterhoff and Ms. Tsoukala. Prior to the Conversion, Mr. Christacopoulos was also a member of the committee.

The Compensation Committee discharges certain responsibilities of the Board of Directors relating to compensation by us. These include making recommendation to the Board of Directors in respect of compensation of members of the Board of Directors, but exclude compensation of our executive officers pursuant to our executive services agreements described below (and, prior to the Conversion, review or approval of compensation of the General Partner and related executive services agreements). The Compensation Committee has overall responsibility for approving and evaluating our compensation plans, policies and programs. The compensation committee reviews compensation of the members of the board of directors and has overall responsibility for approving and evaluating our compensation plans, policies and programs.

Nominating Committee

The Nominating Committee currently consists of Ms. Tsoukala (Chair) and Messrs. Kalogiratos and Christacopoulos. Prior to the Conversion, we did not have a nominating committee. As noted above, the Board of Directors determined that Mr. Kalogiratos is not independent under the Nasdaq listing rules. As a foreign private issuer under SEC rules, we are not required to comply with the requirements under the Nasdaq listing rules that the Nominating Committee be comprised solely of independent directors and the charter of the committee provides that as long as we are a foreign private issuer, only a majority of the members of the Nominating Committee need be independent directors under the Nasdaq listing rules.

The Nominating Committee’s responsibilities include (i) identifying individuals believed to be qualified to become directors and to select, or recommend to the Board of Directors, the nominees to stand for election as directors as meetings of Shareholders, (ii) subject to the Shareholders’ Agreement and applicable law, considering a director’s offer of resignation which specifies it is subject to acceptance and recommending to the Board of Directors whether to accept the resignation or reject it and (iii) developing and recommending to the Board of Directors standards to be applies in making determinations as to the absence of material relationships between us and a director.

For descriptions of the nominations process and the provisions of the Shareholders’ Agreement applicable to the designation of director nominees by the Capital Parties, see Proposal One above and “Certain Relationships and Related Transactions—Shareholders’ Agreement” below.

Conflicts Committee

The Conflicts Committee currently consists of Messrs. Christacopoulos (Chair), Forman and Hussey and Ms. Tsoukala. Prior to the Conversion, Mr. Rasterhoff was also a member of the committee.

The primary purpose of the Conflicts Committee is to consider and evaluate and, if the Conflicts Committee deems is appropriate, negotiate the terms, and grant Special Approval (as defined in Article IX of the Articles of Incorporation) with respect to any contract, agreement, arrangement or transaction between Capital Maritime or any of its affiliates, on the one hand, and us, on the other hand. Specifically, the Conflicts Committee is responsible for carrying out certain duties set forth in the Shareholders’ Agreement and Registration Rights Agreement (as defined and discussed below).

Our Conflicts Committee charter provides that the members of the committee (i) may not be security holders, officers or employees of Capital Maritime and its affiliates, (ii) may not be holders of any ownership in us other than Common Shares and (iii) must be independent directors under the Nasdaq listing rules.

Prior to the Conversion, the conflicts committee had the authority to grant Special Approval under the Partnership Agreement for certain matters that involved conflicts of interest if it determined the resolution of the conflict of interest was fair and reasonable to us. The conflicts committee of the Partnership approved the Plan of Conversion pursuant to which the Conversion was effected.

ESG Committee

In addition to the Board committees, the Board has formed the ESG Committee. The ESG Committee currently consists of Messrs. Forman (Chair), Kalogiratos and Kozuki as well as Mr. Stergios Stergiou, our Chief Sustainability Officer. The primary purpose of the ESG Committee is to discharge certain responsibilities relating to environmental, social and corporate governance matters involving us (“ESG Matters”). The ESG Committee provides oversight and guidance with respect to ESG Matters, evaluates and recommends initiatives with respect to ESG Matters and assesses risks and opportunities related to ESG Matters.

Director Independence

While our Common Shares are listed on the Nasdaq, because we are a foreign private issuer, our Board of Directors is not required to be composed of a majority of independent directors. However, our Bylaws require that a majority of the directors qualify as independent under the Nasdaq listing rules and any applicable SEC rules.

The Board of Directors has evaluated whether each of the directors meets the independence requirements set forth in the Nasdaq listing rules and applicable SEC rules. The Nasdaq independence definition includes a series of objective tests, such as whether the director or nominee director is our employee or has engaged in various types of business dealings with us. In addition, the Board of Directors is required to make a subjective determination that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of the director’s independent judgment in carrying out his or her responsibilities. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Christacopoulos, Forman, Hussey, Kozuki and Rasterhoff and Ms. Tsoukala is “independent” within the meaning of such rules. In making these determinations, the Board of Directors reviewed and discussed information provided by Messrs. Christacopoulos, Forman, Hussey, Kozuki and Rasterhoff and Ms. Tsoukala with regard to their respective business and personal activities as they may relate to us and our management. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Corporate Governance

As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. For example, in compliance with the listing rules of the Nasdaq, our Board of Directors amended and restated our Omnibus Plan without seeking the approval of holders of our Shareholders. See “Compensation of Management and Directors—Executive Compensation.”

Although we are not required to have a majority of independent directors on our Board of Directors or to establish a compensation committee or a nominating/corporate governance committee, our Board of Directors is composed of a majority of independent directors and has established the Audit Committee, the Compensation Committee and the Conflicts Committee, comprised solely of independent directors as well as the Nominating Committee composed of a majority of independent directors.

Accordingly, we have generally chosen to comply with most of the Nasdaq’s corporate governance rules as though we were a U.S. company and, other than as described above, we do not believe that there are at present any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the corporate governance standards of the Nasdaq.

Shareholder Communications with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for Shareholders to communicate in writing with members of the Board of Directors, any such communications received by the Company will be forwarded to our Board of Directors. Because our Board of Directors meets frequently and is able to meet on short notice, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

The Nasdaq does not require a foreign private issuer like us to comply with all of its corporate governance requirements. The Board of Directors, however, has adopted a Code of Business Conduct and Ethics. The Board of Directors is responsible for overseeing the Code of Business Conduct and Ethics. Among other matters, the code addresses the following matters concerning the Board of Directors and its committees:

•	Conduct relating to personal relationships, including conflicts of interest and corporate opportunities;

•	Conduct relating to confidential information, including insider trading;

•	Conduct relating to company property;

•	Conduct relating to records and accounts, including a ban on loans to employees;

•	Reporting and compliance procedures; and

•	Anti-bribery and anti-corruption.

Our Board of Directors has adopted written charters for the committees of the Board of Directors. See above “—Meetings and Committees of the Board of Directors”.

Role of the Board of Directors in Risk Oversight

Our Board of Directors and the Audit Committee oversee the management of the risks to which the Company is exposed. Risks are identified, assessed and managed on an ongoing basis by the Board of Directors and, under the Board of Director’s oversight, our officers, and addressed during periodic Board of Directors and committee meetings, resulting in both Board of Directors and committee discussions and public disclosure, as appropriate. The Board of Directors is responsible for overseeing our management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board of Directors administers this risk oversight function either through the full Board of Directors or through the Audit Committee, each of which examines various components of the risks to which we are exposed as part of its responsibilities. An overall review of risk is inherent in the Board of Director’s consideration of our long- and short-term strategies, acquisitions and significant financial matters. The Audit Committee oversees financial risks (including risks associated with accounting and financial reporting), legal and compliance risks and other risk management functions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors is responsible for the review and approval of “related party transactions” between us and our directors, executive officers, Capital Maritime and its affiliates or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater Shareholder since the beginning of our last fiscal year and their immediate family members. Certain related party transactions are referred to the Conflict Committee. See “Corporate Governance—Meetings and Committees of the Board of Directors.” Pursuant to our Articles of Incorporation, the Board of Directors may also refer the approval of related party transactions to another committee of the Board of Directors comprised solely of independent directors. See also “—Certain Shareholder Relationships” below.

Management Agreements with Capital-Executive Ship Management Corp. and Capital Gas Ship Management Corp.

We have floating fee management agreements with Capital-Executive Ship Management Corp. (“Capital-Executive”) with respect to our container vessels and with Capital Gas Ship Management Corp. (“Capital-Gas Management”, and together with Capital-Executive, the “Managers”) with respect to our LNG/Cs and other vessels. Each of Capital-Executive and Capital-Gas Management is a privately held company ultimately controlled by Mr. Miltiadis E. Marinakis.

Under our management agreements with Capital-Executive and Capital-Gas Management:

•	we pay our Managers a daily technical management fee per vessel, which is revised annually based on the United States Consumer Price Index;

•

we indemnify our Managers for expenses and liabilities they incur on our behalf in the provision of the contracted for services, including, for example, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs; and

•	we bear all costs and expenses associated with a vessel’s drydocking.

For the years ended December 31, 2023, 2022, and 2021, management fees under the management agreements amounted to $10.9 million, $9.2 million and $5.9 million, respectively. We expect that vessels acquired in the future will be managed under similar floating fee management arrangements.

Other Related-Party Transactions

Transactions Entered Into During the Year Ended December 31, 2023

Umbrella Agreement, Standby Purchase Agreement and Vessel SPAs

On November 13, 2023, we entered into the Umbrella Agreement with Capital Maritime and the General Partner (the “Umbrella Agreement”). Pursuant to the Umbrella Agreement, we agreed, among other things, to purchase 11 newbuild LNG/C vessels from Capital Maritime (the “Newbuild Vessels”) for an aggregate acquisition price of $3,130.0 million (of which $2,023.8 million is payable to Capital Maritime). Each Newbuild Vessel has or will have a capacity of 174,000 CBM and was built or is under construction at Hyundai Heavy Industries Co. Ltd. or Hyundai Samho Heavy Industries Co. Ltd. On December 21, 2023, we closed the Umbrella Agreement and entered into 11 share purchase agreements to acquire 100% of the equity interests in each company owning the Newbuild Vessels (the “Vessel SPAs”). As of October 21, 2024, we have taken delivery of five of the Newbuild Vessels and the remaining Newbuild Vessels are expected to be delivered to us through 2027.

To finance a portion of the purchase price for the Newbuild Vessels, we distributed rights to purchase Common Units (“Rights”) to holders of Common Units on November 24, 2023 (the “Rights Offering”). Pursuant to the Umbrella Agreement, we also entered into a Standby Purchase Agreement with Capital Maritime, pursuant to which Capital Maritime purchased from us, at the Rights Offering price of $14.25 per Common Unit, the number of Common Units offered pursuant to the Rights Offering that were not issued pursuant to existing unitholders’ exercise of their Rights, or 34,641,731 Common Units. Capital Maritime also issued to us an unsecured seller’s credit in an amount up to $220.0 million to finance a portion of the purchase price for the Newbuild Vessels (the “Umbrella Seller’s Credit”).

On December 21, 2023, and upon entry into the Vessel SPAs for LNG/C vessels Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”), each of the four vessel-owning companies of the Remaining Vessels entered into a separate supervision agreement with Capital-Gas Management pursuant to which Capital-Gas Management will supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the applicable Remaining Vessel. The aggregate consideration payable to Capital-Gas Management under each such agreement is $1.5 million, of which a third was payable upon signing, a third is payable on the date of the applicable Remaining Vessel’s steel cutting and the remaining third is payable upon such vessel’s date of delivery.

In the Umbrella Agreement, the Partnership also agreed to take certain post-closing actions, including (i) committing to negotiate to agree procedures for the Conversion and (ii) committing to explore the disposition of our container vessels and to abstain from acquiring additional container vessels. In addition, Capital Maritime granted us, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers ordered by Capital Maritime (the “New Energy Vessels”) for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding Common Units and (iii) if we acquire a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding Common Units. In June 2024, we agreed to acquire the New Energy Vessels from Capital Maritime. See “Other Related-Party Transactions Entered Into After December 31, 2023” below.

Share Purchase Agreements with Capital Maritime for the Acquisition of the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express

On June 6, 2022, we entered into a Master Vessel Acquisition Agreement with Capital Maritime for the acquisition of the shares of four companies one 174,000 CBM LNG/C vessel, the LNG/C Asterix I, two 13,312 Twenty-foot Equivalent Unit (“TEU”) vessels, the M/V Manzanillo Express and the M/V Itajai Express and one 13,696 TEU container carrier vessel the M/V Buenaventura Express for a total consideration of $596.6 million Pursuant to the Master Vessel Acquisition Agreement, (i) on January 10, 2023, we acquired the shares of the company owning the M/V Itajai Express from Capital Maritime for total consideration of $122.5 million, (ii) on February 17, 2023, we acquired the shares of the company owning the LNG/C Asterix I from Capital Maritime for total consideration of $230.0 million and (iii) on June 20, 2023, we acquired the shares of the company owning the M/V Buenaventura Express from Capital Maritime for total consideration of $122.5 million.

Floating Rate Management Agreements with Capital-Executive

In January 2023 and June 2023, the vessel-owning subsidiaries of the M/V Itajai Express and the M/V Buenaventura Express entered into a floating rate management agreement with Capital-Executive, pursuant to which Capital-Executive provides certain commercial and technical management services.

Floating Rate Management Agreements with Capital Gas Management

In February 2023, December 2023 and January 2024, the vessel-owning subsidiaries of the LNG/C Asterix I, LNG/C Amore Mio I and LNG/C Axios II entered into floating rate management agreements with Capital Gas Management, pursuant to which Capital Gas Management provides certain commercial and technical management services.

Other Related-Party Transactions Entered Into After December 31, 2023

In 2024, pursuant to the Umbrella Agreement, we acquired from CMTC the shares of the vessel-owning companies of the LNG/C Axios II, the LNG/C Assos, the LNG/C Aktoras and the LNG/C Apostolos for a total consideration of $1,204.0 million. For the above acquisitions we drew down the amount of $134.8 million from the Umbrella Seller’s Credit. Upon delivery, the LNG/C Axios II, the LNG/C Assos and the LNG/C Apostolos, entered into a floating fee management agreement and the LNG/C Aktoras entered into a fixed fee management agreement with Capital Gas Management.

In February, March and April, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian to their new owners, we repaid the amounts of $12.8, $40.0 and $39.8 million, respectively in connection with the Umbrella Seller’s Credit entered into on December 21, 2023.

In June 2024, we announced an investment in 10 new gas carriers under construction (the “Gas Vessels”) for a total amount of $756 million with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate Share Purchase Agreements (“SPAs”) with CMTC, we paid CMTC $74.7 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Vessels. In July and August 2024, we paid $53.6 million and we expect to pay an additional amount of $627.7 million to the shipyards in pre-delivery and delivery installments for the Gas Vessels.

Upon entering the above SPAs each of the 10 vessel-owning companies of the Gas Vessels entered into a separate supervision services agreement with Capital Gas Ship Management. On June 17, 2024, we paid Capital Gas Management the amount of $1.2 million representing the first of the three installments of the total supervision cost.

Other Transactions

Shareholders’ Agreement

In connection with the Conversion, on August 26, 2024, we entered into the Shareholders’ Agreement with the Capital Parties, setting forth certain governance matters with respect to the Company. Pursuant to the Shareholders’ Agreement, in connection with each annual meeting of Shareholders, until the date on which Capital Maritime and its affiliates cease to own at least 25% of the outstanding Common Shares, Capital Maritime and its affiliates will have the right to designate three individuals for nomination to the Board of Directors, who shall be reasonably acceptable to the Nominating Committee. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding Common Shares, Capital Maritime and its affiliates thereafter will have the right to so designate two individuals. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding Common Shares, Capital Maritime and its affiliates thereafter will have the right to so designate one individual. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime thereafter will no longer have any rights to designate individuals for nomination. For so long as Capital Maritime and its affiliates have the right to designate for nomination to the Board of Directors at least one individual pursuant to the Shareholders’ Agreement, we are required to include, and cause the Nominating Committee to include, any such individual in the slate of nominees recommended by the Nominating Committee to holders of Common Shares for election to the Board of Directors. The remaining nominees for election to the Board of Directors are nominated by the Nominating Committee.

In addition, for so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, Capital Maritime and its affiliates shall not designate individuals for nomination to the Board of Directors (nor participate in nominating, nor encourage any other person to recommend or propose for nomination, any individuals to the Board of Directors) other than pursuant to its nomination rights under the Shareholders’ Agreement or otherwise with the approval of the Nominating Committee.

Registration Rights Agreement

In connection with the Conversion, on August 26, 2024, we entered into a Registration Rights Agreement with the Capital Parties, Paparebecorp Limited, a Cyprus limited liability company (“Paparebecorp”) and Ascetico Limited, a Cyprus limited liability company (together with Paparebecorp and their Affiliates, the “Yoda Parties”), providing them with certain registration rights with respect to the Common Shares (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, if any of the Capital Parties and/or the Yoda Parties desire to sell Common Shares and Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or another exemption from registration is not available to enable such person to dispose of the number of securities it desires to sell at the time it desires to do so without registration under the Securities Act (such securities, the “Registrable Securities”), then, at the request of Capital Maritime, the Company shall file a “Shelf Registration Statement” pursuant to and as defined in the Registration Rights Agreement, with the SEC as promptly as practicable after receiving such request, and will use its reasonable best efforts to cause it to become effective and remain continuously effective and in compliance with the Securities Act and useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement. Any holder of Registrable Securities (a “Holder”) may request that it be included in such Shelf Registration Statement as a selling securityholder with respect to any Registrable Securities then held by it, subject to the provisions of the Registration Rights Agreement. At any time during which a Shelf Registration Statement is not in effect and the Company is not then in the process of preparing for filing with the SEC a Shelf Registration Statement or an amendment or supplement to a Shelf Registration Statement necessary so that such Shelf Registration Statement continues to be in effect in compliance with the Securities Act, any Holder may request to sell all or part of its Registrable Securities pursuant to a registration statement separate from a Shelf Registration Statement.

The Capital Parties, together with any direct or indirect transferee, shall be entitled to demand up to four underwritten offerings pursuant to the Registration Rights Agreement and the Yoda Parties shall be entitled to demand one underwritten registration.

If the Company at any time proposes to file a registration statement under the Securities Act for an offering of securities for cash (other than an offering relating solely to an employee benefit plan), the Company will use all reasonable best efforts to include such number or amount of Registrable Securities held by any Holder in such registration statement as the Holder shall request, subject to customary cut back provisions.

If the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Company because such registration would (i) materially interfere in a way materially adverse to the Company with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Company, (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (iii) render the Company unable to comply with requirements under applicable securities laws, then the Company shall have the right to postpone such requested registration for a period of not more than 90 days, such right not to be utilized more than twice in any 12-month period.

All costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Company without reimbursement by the Holder. The Company also agreed to indemnify each Holder, its officers, directors and each person who controls the Holder for any claims based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact in connection with any registration pursuant to the Registration Rights Agreement.

Executive Services Agreements

On August 26, 2024, we entered into an Executive Services Agreement with CGP LLC, pursuant to which CGP LLC and its affiliates provide certain executive, investor relations and corporate support services to the Company (the “Executive Services Agreement”). The Executive Services Agreement replaced the executive services agreement, dated October 1, 2022, with CGP LLC (the “Partnership Executive Services Agreement”). Pursuant to the Executive Services Agreement, CGP LLC and its affiliates provide certain executive, investor relations and corporate support services to the Company. In consideration for CGP LLC and its affiliates providing such services, the Company shall pay to CGP LLC a fixed amount of $3.5 million per annum. During the term of the Executive Services Agreement, the officers and consultants appointed by CGP LLC and its affiliates are eligible to participate in all benefit programs as are from time to time made generally available to senior executives by the Company. In addition, if any officer and consultant appointed by CGP LLC or its affiliates resigns under the relevant provisions of their employment and consultancy agreement with CGP LLC or its affiliates due to a “Change of Control” as defined in the Executive Services Agreement, the Company will pay any compensation provided in such employment and consultancy agreement. The Company has also agreed to indemnify CGP LLC, its affiliates and its or their employees, shareholders, directors, consultants and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to the Executive Services Agreement other than those which may be caused by or due to the fraud, gross negligence or willful misconduct of CGP LLC, its affiliates or its or their employees, shareholders, directors, consultants and agents.

Under the Partnership Executive Services Agreement, the General Partner provided certain executive officers services for the management of our business as well as investor relations and corporate support services to the Partnership, for a fee of $3.5 million per annum. For the years ended December 31, 2023, 2022 and 2021, such fees, which are included in “General and administrative expenses” in the consolidated statements of comprehensive income, amounted to $2.4 million, $2.1 million and $1.9 million, respectively.

Administrative Services Agreement

On April 4, 2007, we entered into an administrative services agreement with Capital Ship Management Corp. (“Capital Ship Management”), pursuant to which Capital Ship Management agreed to provide certain administrative management services to us, such as accounting, auditing, legal, insurance, clerical and other administrative services. On the same date, we entered into an IT services agreement with Capital Ship Management pursuant to which Capital Ship Management provides IT management services to us. In addition, we reimburse Capital Ship Management and for reasonable and duly documented costs and expenses incurred in connection with the provision of these services, amounting to $0.1 million in 2023. Capital Ship Management is a privately held company initially formed and controlled by Capital Maritime. In 2018, Capital Ship Management conducted a management buy-out led by its senior management. Since then, Capital Ship Management is no longer part of the group of companies controlled by Capital Maritime.

Certain Shareholder Relationships

In the Articles of Incorporation we renounced, to the fullest extent permitted by law, any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Capital Maritime or any of its affiliates (the “Identified Persons”) and us or our affiliates. No Identified Person has any duty to refrain from directly or indirectly (a) engaging in the same or similar business activities or lines of business in which we or our affiliates engage or propose to engage, or (b) otherwise competing with us or our affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to us or our shareholders or to any of our affiliates for breach of any fiduciary duty solely because such Identified Person engages in any such activities. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for such Identified Person and us or our affiliates, such Identified Person, to the fullest extent permitted by law, has no duty to communicate or offer such transaction or business opportunity to us or our affiliates and, to the fullest extent permitted by law, shall not be liable to us or our shareholders or to any of our affiliates for breach of any fiduciary duty as a shareholder, director or officer of ours because such Identified Person pursues or acquires such corporate opportunity for themselves, or offers or directs such corporate opportunity to another person. We did not renounce our interest in any corporate opportunity (a) offered to any Identified Person if (i) such opportunity is expressly offered to such Identified Person solely in their capacity as a director or officer of ours, (ii) such Identified Person believed that we possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such opportunity and (iii) we or our subsidiaries are directly engaged in such business at the time such opportunity is offered to such Identified Person or (b) required to be offered to the us pursuant to Section 3.7 of the Umbrella Agreement dated as November 13, 2023 among us, Capital Maritime and CGP LLC.

The Articles of Incorporation also provide that no contract, agreement, arrangement or transaction entered into between us and/or any of our subsidiaries, on the one hand, and an Identified Person, on the other hand, before the Conversion shall be void or voidable or be considered unfair to us or any of our subsidiaries solely because such Identified Person is a party thereto, or because any directors, officers or employees of such Identified Person were present at or participated in any meeting of the Board of Directors, or a committee thereof, or the board of directors, or committee thereof, of any of our subsidiaries, that authorized the contract, agreement, arrangement or transaction, or because such Identified Person’s votes were counted for such purpose. We and our subsidiaries may from time to time enter into and perform contracts, agreements, arrangements or transactions with an Identified Person. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction, nor the performance thereof by us or our subsidiaries or an Identified Person, shall be considered contrary to any fiduciary duty owed to us, any of our subsidiaries or to any of our or our subsidiaries’ stockholders by any director or officer so long as such contract, agreement, arrangement or transaction, in addition to any requirements under applicable law, is (i) approved by a majority of the members of a committee of the Board of Directors comprised solely of independent directors, (ii) approved by the vote of holders of a majority of the outstanding Common Shares (excluding Common Shares owned by the Identified Persons), (iii) on terms no less favorable to us or our subsidiary, as applicable, than those generally being provided to or available from unrelated third parties or (iv) fair to us, taking into account the totality of the relationships between the parties involved.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of October 21, 2024 the beneficial ownership of our Common Shares by each person we know beneficially owns more than 5.0% or more of our Common Shares, and all of our directors and executive officers as a group. The number of Common Shares beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any common shares as to which the person has or shares voting or investment power. The percentages in the following table are based on 58,387,313 common shares outstanding (excluding 1,551,061 common shares held in treasury).

Name and Address of Beneficial Owner	Number of Common Shares Owned	Percentage of Total Common Shares
Capital Maritime (1)	28,308,881	48.5%
Capital Gas (1)	1,153,846	2.0%
CGP LLC (1)	5,000,000	8.6%
Yoda PLC (2)	14,722,477	25.2%
Keith Forman	*	*
Gerasimos (Jerry) Kalogiratos	*	*
Nikolaos Kalapotharakos	*	*
Atsunori Kozuki	*	*
Gurpal Grewal	*	*
Abel Rasterhoff	*	*
Eleni Tsoukala	*	*
Dimitris P. Christacopoulos	*	*
Rory Hussey	*	*
All executive officers and directors as a group (nine persons)	*	*

*	Represents beneficial ownership of less than 1% of our outstanding Common Shares.
(1)

The Marinakis family, including Evangelos M. Marinakis, our former chairman, through its ownership of Capital Maritime may be deemed to beneficially own, or to have beneficially owned, all of our Common Shares held by Capital Maritime. The Marinakis family, including Miltiadis E. Marinakis, through its ownership of 100% of Capital Gas and CGP LLC, may be deemed to beneficially own all of our Common Shares held by Capital Gas and CGP LLC.

(2)

As reported in a Schedule 13D filed on January 3, 2024 by Yoda PLC (“Yoda”) and Ioannis Papalekas, as amended and supplemented on January 30, 2024, January 22, 2024, January 9, 2024, February 26, 2024 and September 11, 2024. According to the Schedule 13D, Mr. Papalekas is the controlling shareholder of Yoda and as such may be deemed to beneficially own the Common Shares held by Yoda or its wholly-owned subsidiaries Paparebecorp Limited and Ascetico Limited.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended, does not apply to our executive officers, directors or holders of 10% or more of our Common Shares.

COMPENSATION OF MANAGEMENT AND DIRECTORS

Executive Compensation

The compensation of our Chief Executive Officer and Chief Financial Officer is set and paid by CGP LLC. We reimburse CGP LLC for certain costs and related expenses pursuant to the Executive Services Agreement. Prior to the Conversion, the compensation of the General Partner’s Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer was set and paid by CGP LLC as General Partner, and we reimbursed the General Partner for certain costs and related expenses under the Partnership Executive Services Agreement. We do not have a retirement plan for our executive officers or directors. Officers, employees and affiliates of CGP LLC who provide services to us pursuant to the Executive Services Agreement may participate in employee benefit plans and arrangements sponsored by Capital Maritime, CGP LLC or their affiliates, including plans that may be established in the future.

On April 29, 2008, the board of directors adopted an Omnibus Incentive Compensation Plan (the “Omnibus Plan”), according to which we were entitled to issue a limited number of awards to employees, consultants, officers, directors or affiliates, including the employees, consultants, officers or directors of the General Partner, Capital Ship Management, Capital Maritime and certain key affiliates and other eligible persons. The Omnibus Plan contemplated awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance units. The Omnibus Plan was administered by the General Partner as authorized by the board of directors and was amended from time to time.

In July 2019, the board of directors adopted an amended and restated Omnibus Plan, so as to reserve for issuance a maximum number of 740,000 restricted common units. On the same day, the Partnership awarded 445,000 unvested units to employees and non-employees. Awards vested in three equal installments ending on December 31, 2021. All awards under the amended Omnibus Plan were conditional upon the grantee’s continued service until the applicable vesting date.

In January 2022, the board of directors adopted an amended and restated Omnibus Plan, so as to reserve for issuance a maximum number of 750,000 restricted common units. On March 18, 2022, the Partnership awarded 743,800 unvested units. Awards granted to beneficiaries would vest in three equal installments. One third of the units awarded (247,933 units) vested on December 31, 2022 and another third (247,933 units) vested on December 31, 2023. On December 30, 2022, the Partnership awarded 1,969 unvested units. The units were fully vested on December 31, 2022.

In January 2024, the board of directors adopted an amended and restated Omnibus Plan and reserved for issuance a maximum number of 3,300,000 restricted Common Units. On January 25, 2024, 1,100,000 Common Units of the 3,300,000 restricted Common Units were issued.

On August 26, 2024, in connection with the Conversion, the Board of Directors adopted an amended and restated Omnibus Plan and reserved for issuance a maximum number of 3,300,000 restricted Common Shares. Any awards granted under the Omnibus Plan prior to the Conversion are deemed to refer to Common Shares instead of Common Units and are counted against the aggregate number of Common Shares available for awards under the amended and restated Omnibus Plan. The amended and restated Omnibus Plan is administered by the Board of Directors or such committee of the Board of Directors as may be designated by the Board of Directors from time to time. Subject to compliance with applicable law, the Board of Directors (or a committee thereof) may allocate among its members and delegate to any person who is not director, including CGP LLC, or to any administrative group within the Company, any of its power, responsibilities or duties under the amended and restated Omnibus Plan. The Board of Directors has sole and plenary authority to (i) approve the aggregate number and type of awards which will be available from time to time for grants to participants under the amended and restated Omnibus Plan and (ii) determine the number and type or types of awards to be granted to directors and make all other award determinations with respect to directors under the amended and restated Omnibus Plan. As of October 21, 2024, the total number of restricted Common Shares remaining available under the amended and restated Omnibus Plan was 1,551,061.

Director Compensation

Our directors receive compensation for their services as directors, as well as for serving in the role of committee chair, and have also received restricted Common Units, all of which have now vested. For the year ended December 31, 2023, our directors, including our chairman, received an aggregate amount of $0.8 million in cash. In lieu of any other compensation, our chairman receives an annual fee for acting as a director and as the chairman of our Board of Directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees.

Compensation Discussion and Analysis

Prior to the conversion, we did not employ our own management. Instead, the officers of the General Partner acted on our behalf, as agents of the Partnership. Pursuant to the terms of the Partnership Executive Services Agreement, we paid our General Partner $2.4 million, $2.1 million and $1.9 million for each of the years ended December 31, 2023, 2022 and 2021, respectively, as compensation for services related to the management of our business and affairs, including the appointment and performance of relevant duties of the chief executive officer, chief financial officer, and a number of additional officers. Following the Conversion, our executive officers are paid for their services as our officers pursuant to the Executive Services Agreement with CGP LLC. Officers, employees and affiliates of CGP LLC who provide services to us pursuant to the Executive Services Agreement may participate in employee benefit plans and arrangements sponsored by Capital Maritime, CGP LLC or their affiliates, including plans that may be established in the future. If any officer and consultant appointed by CGP LLC or its affiliates resigns under the relevant provisions of their employment and consultancy agreement with CGP LLC or its affiliates due to a “Change of Control” as defined in the Executive Services Agreement, the Company will pay any compensation provided in such employment and consultancy agreement. See above “Certain Relationships and Related Transactions—Other Transactions—Executive Services Agreements” for additional information. In determining the amount to be paid to CGP LLC under the Executive Services Agreement, our Board of Directors considered the costs incurred and expected to be incurred by CGP LLC in providing the services within industry standards.

From time to time, the Board of Directors may also consider the appropriateness of granting to our directors, officers, employees or consultants, CGP LLC or other service provider to us or any of their affiliates, in respect of services performed, directly or indirectly, for our benefit, restricted Common Shares under our amended and restated Omnibus Plan, subject to vesting requirements, in order to align the interest of such persons with those of our Shareholders. In determining the amount of these grants, the Board of Directors may consider the then-current market price of our Common Shares, the aggregate holdings of such recipients and their respective affiliates, the results of our operations for the year, and the contribution of such recipients to our results.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management.

2.

The audit committee has discussed with Deloitte Certified Public Accountants S.A., our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.

The audit committee has received the written disclosures and the letter from Deloitte Certified Public Accountants S.A., required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with Deloitte Certified Public Accountants S.A. their independence.

4.

Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2023, for filing with the SEC.

THE AUDIT COMMITTEE

/s/ Dimitrios Christacopoulos
/s/ Rory Hussey
/s/ Eleni Tsoukala
/s/ Keith Forman
/s/ Abel Rasterhoff

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2023 and 2022 was Deloitte Certified Public Accountants S.A. The following table shows the fees we paid or accrued for audit and tax services provided by Deloitte Certified Public Accountants S.A. for these periods (in thousands of U.S. Dollars).

Fees	2023	2022
Audit Fees (1)	$369.3	$382.2
Audit-Related Fees (2)	13.5	101.7
Tax Fees (3)	14.2	13.5
Total	$397.0	$497.4

(1)

Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements, review of our quarterly consolidated financial information, audit services provided in connection with other regulatory filings, issuance of consents and assistance with and review of documents filed with the SEC and the Athens Stock Exchange.

(2)

Audit-related fees represent compensation for professional services provided in connection with the review of the prospectus and related services for the public offering and listing on the Athens Stock Exchange of senior unsecured bonds by CPLP Shipping Holdings PLC.

(3)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2023 and 2022.

PROPOSAL 2: TO RATIFY THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors has appointed Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2024. Deloitte Certified Public Accountants S.A. audited our consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in partners’ capital, and cash flows for each of the three years ended December 31, 2023.

Shareholder approval is not required for the appointment of Deloitte Certified Public Accountants S.A. Nevertheless, the appointment is being submitted for ratification by the Shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the Audit Committee would take if the Shareholders did not ratify this appointment.

A representative of Deloitte Certified Public Accountants S.A. is expected to be present at our Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from Shareholders.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including the Proxy Statement, proxy card and Annual Report, may contact us (or, if they are not Shareholders of record, their broker, bank or other nominee) if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of Common Shares, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at +30 210 458 4950 or by mail at 3 Iassonos Street, 18537 Piraeus, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

INFORMATION CONCERNING PROPOSALS BY SHAREHOLDERS

Pursuant to Section 1.12 of our Bylaws, any Shareholder proposing to nominate persons for election to the Board of Directors or proposing other business to be brought to the Shareholders at the 2025 Annual Meeting must timely deliver notice of such matters in proper written form to the Secretary of the Company and otherwise comply with the requirements of the Bylaws. Any such written notice must be delivered not earlier than August 7, 2025 and not later than September 6, 2025, provided that if the 2025 Annual Meeting is called for a date that is before November 5, 2025 or after February 3, 2026, such notice must be received not earlier than the 120th day prior to the 2025 Annual Meeting and not later than the later of (1) the 90th day prior to the 2025 Annual Meeting and (2) the tenth day following the day on which public disclosure of the date of the 2025 Annual Meeting is first made by the Company.

BY ORDER OF THE BOARD OF DIRECTORS

Gerasimos (Jerry) Kalogiratos
Director and Chief Executive Officer

Piraeus, Greece,

October 22, 2024